

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2014

Via E-mail
Mr. Liansheng Miao
Chief Executive Officer
Yingli Green Energy Holding Company Limited
3399 North Chaoyang Avenue
Baoding 071051
People's Republic of China

Re: Yingli Green Energy Holding Company Limited
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed April 23, 2013
File No. 001-33469

Dear Mr. Miao:

We have reviewed your response letter dated December 20, 2013 and filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2012

Item 18. Financial Statements

Note 17. Accrual for Loss on Inventory Purchase Commitments, page F-38

1. We note your response to prior comment 1. Please tell us whether the quantities under the purchase commitments are fixed. Further explain how you considered the terms of your purchase commitments in developing the amount of your charge. For example, please explain whether the charge was calculated based on quantities that were required to be purchased and amounts due on take or pay arrangements or whether the charge was based on other amounts, and if so, please explain how you determined those amounts.

2. Further, please tell us the current status of the loss contingency.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to call me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant

cc: Leiming Chen, Esq.
     Simpson Thacher & Bartlett LLP